UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

www.petrobras.com.br/ri For more information: PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ. Tel.: 55 (21) 3224-1510/9947 This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein. PÚBLICA Petrobras signs Memorandum of Understanding with PEMEX — Rio de Janeiro, June 23, 2026 – Petróleo Brasileiro S.A. – Petrobras informs that it has signed a Memorandum of Understanding (MoU) with Petróleos Mexicanos (PEMEX), with the purpose of establishing strategic and technical cooperation for the assessment, development and joint execution of projects in the hydrocarbons industry, including the development of opportunities in the Exploration and Production (E&P) and Industrial Processes areas, as well as the exchange of experiences on regulatory and institutional aspects of the sector. In the E&P segment, the companies will evaluate initiatives aimed at the revitalization of mature fields, seismic reprocessing and exploratory and development opportunities in deepwater and ultra deepwater areas, including assets located in the Gulf of Mexico. The partnership also includes the exchange of technical knowledge, technologies and best practices, leveraging Petrobras’ recognized expertise in highly complex offshore operations. In the industrial area, the MoU covers cooperation opportunities in refining, petrochemicals, fertilizers, gas processing and liquids recovery, energy efficiency, emissions reduction, carbon capture and the production of lower-carbon-intensity fuels, in addition to the sharing of best practices related to safety, operational reliability and environmental protection. The MoU is valid for two years and may be renewed. The agreement does not constitute a binding investment commitment, nor does it create a partnership, consortium or joint venture between the parties. Any opportunities identified may be subject to future negotiations and will depend on the execution of specific instruments, subject to feasibility analyses, approvals by the competent bodies and the governance rules applicable to each party. Any facts deemed relevant will be promptly disclosed to the market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer